November 28, 2023

VIA EDGAR

Office of Finance

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Morningstar, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Response dated November 9, 2023

File No. 000-51280

Dear Ms. Lubit and Mr. Thomas,

Morningstar, Inc., an Illinois corporation (the “Company”), is in receipt of your letter dated November 14, 2023 (the “Comment Letter”) setting forth additional comments of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.

We acknowledge receipt of the Staff’s Comment Letter and are in the process of preparing a response to the Comment Letter. The Company respectfully requests an extension to submit its response to the Comment Letter on or prior to December 15, 2023.

Thank you for your consideration of the requested extension. If you have any questions or comments, please do not hesitate to contact me at (312) 244-7581.

Sincerely,

/s/ Jason Dubinsky
Jason Dubinsky
Chief Financial Officer